SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
   (Amendment No. _______)*

MICROSMART DEVICES, INC.
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(Name of Issuer)

Common Stock, $0.001 par value
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(Title of Class of Securities)

59514R 204
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
79 Meadow Street
Litchfield CT 06759
(646) 827-9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2012
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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or of Rule 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.         Names of Reporting Persons.     Settex PLC

2.         Check the Appropriate Box if a Member of a Group (see instructions)

             (a) [X]

             (b) [   ]

3.         SEC Use Only

4.         Source of Funds (see instructions)               PF

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.         Citizen or Place of Organization                  United Kingdom

7.         Sole Voting Power                             -0-

8.         Shared Voting Power                        215,000

9.         Sole Dispositive Power                       -0-

10.       Shared Dispositive Power                  215,000

11.       Aggregate Amount Beneficially Owned by Each Reporting Person     215,000

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.       Percent of Class Represented by Amount in Row (11)     18.6%

14.       Type of Reporting Person       CO

1.         Names of Reporting Persons.     Paul Gravatt

2.         Check the Appropriate Box if a Member of a Group (see instructions)

            (a)   [ X ]

            (b)   [   ]

3.         SEC Use Only

4.         Source of Funds (see instructions)                     AF by Settex PLC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.         Citizen or Place of Organization                United Kingdom

7.         Sole Voting Power                                  -0-

8.         Shared Voting Power                            215,000

9.         Sole Dispositive Power                            -0-

10.        Shared Dispositive Power                   215,000

11.        Aggregate Amount Beneficially Owned by Each Reporting Person             215,000

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)              18.6%

14.        Type of Reporting Person       IN

1.         Names of Reporting Persons                Zentar Securities Ltd

2.         Check the Appropriate Box if a Member of a Group (see instructions)

             (a) [  ]

             (b) [ ]

3.         SEC Use Only

4.         Source of Funds (see instructions)               PF

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.         Citizen or Place of Organization             Switzerland

7.         Sole Voting Power                           633,391

8.         Shared Voting Power                         -0-

9.         Sole Dispositive Power                       633,391

10.       Shared Dispositive Power                   -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person      633,391

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.       Percent of Class Represented by Amount in Row (11)       54.7%

14.       Type of Reporting Person       IV/IA

Item 1.            Security and Issuer

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Microsmart Devices, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 79 Meadow Street, Litchfield, Connecticut 06759.

Item 2.            Identity and Background

(a) Name:

This Statement is being jointly filed by:

(i) Settex PLC,  a United Kingdom corporation ("Settex");

(ii) Settex's Chief Executive Officer, Paul Gravatt ("Gravatt"); and

(iii) Zentar Securities Ltd, a Swiss corporation ("Zentar").

Settex, Gravatt and Zentar are in this Statement collectively referred to as the "Reporting Persons").

(b) Business Address:

(i) The business address of Settex and Gravatt is c/o Maranello, Watch House Green, Felsted, CM6 3EF, England.

(ii) The business address of Zentar is c/o Onvest AG, Hardstrasse 4, CH-4217, Birsfelden, Switzerland.

(c) Occupation and Employment.

(i) The principal business of Settex is being an investment company.

(ii) The principal business of Gravatt is being the Chief Executive Officer of Settex.

(iii) The principal business of Zentar is being an investment company and an investment adviser.

(d) Criminal Proceedings.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Civil Proceedings.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.	(i) Settex is formed under the laws of United Kingdom. (ii) Gravatt is a citizen of the United Kingdom. (iii) Zentar is formed under the laws of United Kingdom.

Item 3.            Source and Amount of Funds or Other Consideration

             The shares of Common Stock reported by the Reporting Persons herein were acquired by the Reporting Persons in a privately negotiated transaction pursuant to a Purchase Agreement dated July 31, 2012 with Crowther Holdings LTD for an aggregate purchase price of $254,517.30 or $0.30 per share.  Such purchase price was funded from the personal funds of the respective Reporting Persons other than Gravatt.  Gravatt did not expend any funds to acquire his shared beneficial ownership of the shares purchased by Settex.

Item 4.        Purpose of Transaction

          The Reporting Persons acquired the shares of Common Stock to gain control of the Issuer by acquiring 73.3% of the Issuer's outstanding shares of Common Stock as an investment with a view toward making a profit therefrom.  Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, potential acquisition and merger candidates for the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them, may recommend to the Board of Directors of the Issuer that the Issuer raise equity capital for working capital and to finance possible mergers and acquisitions, may identify to the Board of Directors one or more acquisition or merger candidates for the Issuer, and may recommend to the Board of Directors a reincorporation in another state or a recapitalization in preparation for or in connection with an acquisition, merger or equity financing approved by the Board of Directors.

If the Board of Directors approves any request by the Reporting Persons to obtain equity funding, approves a transaction with respect to any acquisition or merger candidate proposed by the Reporting Persons, or approves a recapitalization or reincorporation, it will be necessary to issue additional securities of the Issuer.

         Other than as set forth herein, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, other than those described in the Issuer's Current Report on Form 8-K filed with the Securities and exchange Commission on August 2, 2012;

(e)  Ay material change in the present capitalization or dividend policy of the Issuer;

 (f)  Any other material change in the Issuer's business or corporate structure;

(g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)   Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.    Interest in Securities of the Issuer

(a)  Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 848,391 shares of Common Stock representing approximately 73.3%, of the Common Stock issued and outstanding based upon 1,157,472 shares of Common Stock issued and outstanding as of July 31, 2012 as follows: (i) Settex is deemed the beneficial owner of 215,000 shares of Common Stock representing 18.6% of the outstanding Common Stock (ii). Gravatt is deemed the beneficial owner of the 215,000 shares of Common Stock beneficially owned by Settex representing 18.6% of the outstanding Common Stock, and (iii) Zentar is deemed the beneficial owner of 633,391 shares of Common Stock representing 54.7% of the outstanding Common Stock.

(b)  Power to Vote and Dispose.     (i) Settex and Gravatt share the voting and dispositive power over the 215,000 shares of Common Stock identified on pages 2 and 3 of this Statement.

    (ii) Zentar has sole voting and dispositive power over the 633,391 shares of Common Stock identified on page 4 of this Statement.

 (c)   Transactions within the Past 60 Days.  During the past 60 days, the Reporting Persons affected no transactions in the Common Stock except as follows:

The Reporting Persons other than Gravatt acquired the shares of Common Stock identified in response to Item 5(a) above on July 31, 2012 in a privately negotiated transaction from Crowther Holdings LTD, the principal shareholder of the Issuer ("Crowther"). The price was $0.30 per share.  Concurrently with the acquisition of such shares of Common Stock, the Reporting Persons other than Gravatt acquired without additional consideration certain loans that Crowther had made to the Issuer in the aggregate principle amount of $207,940 (the "Related Party Loans").

(d)   Certain Rights of Other Persons.  Not applicable.

(e)   Date Ceased to be a 5% Owner.     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Effective July 31, 2012, Crowther entered into a Purchase Agreement (the "Agreement") with Settex and Zentar (collectively, the "Purchasers"), pursuant to which, among other things: (i) Crowther sold an aggregate of 848,391shares of Common Stock of the Issuer owned of record and beneficially by Crowther (the "Purchased Shares") to the Purchasers in the amounts set forth in the Agreement; and (ii) Crowther transferred to the Purchasers in the amounts set forth in the Agreement, the Related Party Loans.  Each of the Reporting Persons is an  "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act").  The aggregate purchase price for the Purchased Shares is $254,517.30 (the "Purchase Price"), or $0.30 per share.  The Purchased Shares represent approximately 73.3% of the 1,157,472 issued and outstanding shares of Common Stock.  The purchase and sale of the Purchased Shares and the transfer of the Related Party Loans took place at a closing held on July 31, 2012, at which the Purchase Price was paid and the Related Party Loans were transferred on the books of the Issuer from Crowther to the Purchasers of the Purchased Shares. The Purchased Shares are subject to a registration agreement that provides that the Purchased Shares shall not be publicly sold unless and until (i) a registration statement filed with the Commission covering such Purchased Shares is effective; (ii) the Commission provides a "no action" letter which indicates that registration prior to resale is not required based upon an available exemption, or (iii) there is a finding by a United States District Court having original jurisdiction or a state court having concurrent jurisdiction regarding the Securities Act, to the effect that the Purchased Shares can be resold without registration under the Securities Act.  On November 8, 2011, Zentar purchased from the Issuer for $12,000 a Convertible Promissory Note in the principal amount of $12,000 the "November Convertible Promissory Note").  The November Convertible Promissory Note bears interest payable at maturity on December 31, 2013 at the annual rate of 5%.  The principal and interest on the November Convertible Promissory Note are convertible into 240,000 shares of Common Stock at the option of Zentar at any time during 2013.  The November Convertible Promissory Note is prepayable at any time at the option of the Company unless Zentar elects to convert the principal and interest on the November Convertible Promissory Note into 240,000 shares of Common Stock within three business days of Zentar's receipt of the Company's Notice of Prepayment. If the Company is unable to pay the November Convertible Promissory Note when due on maturity it may pay Zentar 240,000 shares of Common Stock in lieu thereof.  On April 2, 2012, Zentar purchased from the Company for $30,000 a Convertible Promissory Note in the principal amount of $30,000 the "April Convertible Promissory Note").  The April Convertible Promissory Note bears interest payable at maturity on December 31, 2013 at the annual rate of 5%.  The principal and interest on the April Convertible Promissory Note are convertible into 600,000 shares of Common Stock at the option of Zentar at any time during 2013.  The April Convertible Promissory Note is prepayable at any time at the option of the Issuer unless Zentar elects to convert the principal and interest on the April Convertible Promissory Note into 600,000 shares of Common Stock within three business days of Zentar's receipt of the Issuer's Notice of Prepayment. If the Issuer is unable to pay the Note when due on maturity it may pay Zentar 600,000 shares of Common Stock in lieu thereof.

Item 7.   Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Purchase Agreement dated as of July 31, 2012 among Crowther Holdings Ltd., Settex PLC and Zentar Securities Ltd.	1
Convertible Promissory Note dated November 8, 2011	2
Convertible Promissory Note dated April 2, 2012	3
Joint Filing Agreement	4

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2012

Signature: /s/ Paul Gravatt
Name and Title: Paul Gravatt, Individually and as Chief Executive Officer of Settex

Signature: /s/ Juerg Walker
Name and Title: Juerg Walker, Chief Executive Officer of Zentar